EXHIBIT 12.2

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Three months ended March 31, (in millions, except ratios)	2012

Excluding interest on deposits
Income before income tax expense	$7,641

Fixed charges:
Interest expense	2,313
One-third of rents, net of income from subleases (a)	141

Total fixed charges	2,454

Less: Equity in undistributed income of affiliates	(1)

Income before income tax expense and fixed charges, excluding capitalized interest	$10,094

Fixed charges, as above	$2,454

Preferred stock dividends (pre-tax)	228

Fixed charges including preferred stock dividends	$2,682

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.76

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$2,682
Add: Interest on deposits	722

Total fixed charges including preferred stock dividends and interest on deposits	$3,404

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$10,094

Add: Interest on deposits	722

Total income before income tax expense, fixed charges and interest on deposits	$10,816

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.18

(a)	The proportion deemed representative of the interest factor.